================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            -----------------------


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       FOR THE MONTH OF APRIL [III], 2002


                            ------------------------


                    MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                        MAXCOM TELECOMMUNICATIONS, INC.
                (Translation of Registrant's name into English)


                            ------------------------


                      Guillermo Gonzalez Camarena No. 2000
                       Colonia Centro de Ciudad Santa Fe
                                Mexico, DF 01210
             (Address of Registrant's principal executive offices)


                            ------------------------


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __x__ Form 40-F ____


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __x__


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______


================================================================================

                                                                       Exhibit 1

[MAXCOM TELEFONIA LOGO]

================================================================================

For more information contact:

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.         CITIGATE DEWE ROGERSON
Mexico City, Mexico                             New York, NY
Jose-Antonio Solbes                             Lucia Domville
(5255) 5147-1125                                (212) 419-4166
investor.relations@maxcom.com                   lucia.domville@citigatedr-ny.com




               MAXCOM TELECOMUNICACIONES ANNOUNCES THE EXPIRATION
               --------------------------------------------------
           OF THE EXCHANGE OFFER PERIOD FOR ITS SERIES B SENIOR NOTES
           ----------------------------------------------------------



Mexico City, Mexico, April 24, 2002 -- Maxcom Telecomunicaciones, S.A. de C.V., a facilities-based telecommunications provider (CLEC) using a "smart build" approach to focus on small - and medium -sized businesses and residential customers in the Mexican territory, announced the expiration of the exchange offer for its Series B Senior Notes. As of the close of business yesterday, The Bank of New York, the exchange agent, received tenders representing 94.3% of the total notes outstanding. Maxcom has advised The Bank of New York that it has accepted for exchange all the tendered notes. All withdrawal rights have terminated.

The Company offered to exchange any and all of its 13 3/4% Series B Senior Notes due 2007 for up to $175 million aggregate principal amount of New Senior Notes and up to an aggregate of 28,050,000 ordinary participation certificates (CPOs), each representing one share of Series N2 Convertible Preferred Stock with limited voting rights.

The $175 million New Senior Notes will bear 0% (zero) interest through March 1, 2006 and will accrue interest thereafter at an annual interest rate of 10%. Interest will be payable in cash on September 1st, 2006 and March 1st, 2007. The Series N2 Convertible Preferred Stock, which would represent 15.9% of the total capital stock of Maxcom, will have an initial liquidation preference of U.S.$0.4927 per share, and limited voting rights.

Maxcom expects to consummate the exchange promptly, upon receipt of certain pending Mexican regulatory approvals.

For additional information, please contact Jose-Antonio Solbes, Director of Investor Relations of Maxcom, at (5255) 5147-1125, or Lucia Domville, of Citigate Dewe Rogerson, the information agent, at (212) 419-4166.


                                      # # #

MAXCOM TELECOMUNICACIONES, S.A. DE C.V, HEADQUARTERED IN MEXICO CITY, MEXICO, IS A FACILITIES-BASED TELECOMMUNICATIONS PROVIDER USING A "SMART-BUILD" APPROACH TO DELIVER LAST-MILE CONNECTIVITY TO SMALL- AND MEDIUM-SIZED BUSINESSES AND RESIDENTIAL CUSTOMERS IN THE MEXICAN TERRITORY. MAXCOM LAUNCHED COMMERCIAL OPERATIONS IN MAY 1999 AND IS CURRENTLY OFFERING LOCAL, LONG DISTANCE AND DATA SERVICES IN MEXICO CITY AND THE CITY OF PUEBLA.


Guillermo Gonzalez Camarena # 2000, Col. Centro de Ciudad Santa Fe, 01210 Mexico, D.F. Tel. (5255) 5147-1125 Fax. (5255) 5147-1310

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                         MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                         By: /s/ GONZALO ALARCON ITURBIDE
                                             ---------------------------------
                                             Name:  Gonzalo Alarcon Iturbide
                                             Title: General Counsel



Date: April 24, 2002